082-03470



Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260



23rd July, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Board of Directors

Further to our letter dated 22nd March, 2010, we write to advise that Mr. A. Singh has ceased to be Additional Wholetime Director of the Company on conclusion of the Annual General Meeting held on 23rd July, 2010.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

dw 7/28


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg



ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

23rd July, 2010

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Annual General Meeting of the Company held on 23rd July, 2010, at Kolkata

We write to advise that all the resolutions placed at the Annual General Meeting of the Company held on 23rd July, 2010, in terms of the Notice dated 18th June, 2010, have been passed unanimously by the Members.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

23rd July, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Board Meeting – 23rd July, 2010

We write to advise that the Members of the Company at the Annual General Meeting (AGM) held on 23rd July, 2010, inter alia, approved issue of Bonus Shares in the proportion of 1 (One) Bonus Share of Re.1/- (Rupee One) each for every existing 1 (One) fully paid-up Ordinary Share of Re.1/- (Rupee One) each.

The Board of Directors of the Company, at its meeting held after the AGM, fixed **Wednesday, 4th August, 2010** as the **Record Date** for the purpose of determining Members who would be entitled to such Bonus Shares.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg



Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

22nd July, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the Quarter ended 30th June, 2010

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results of the Company alongwith Segment-wise Revenue, Results and Capital Employed for the Quarter ended 30th June, 2010, approved at the meeting of the Board of Directors of the Company held on 22nd July, 2010.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter ended 30th June, 2010, is also enclosed.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Unaudited Financial Results for the Quarter ended 30th June, 2010

(Rs. in Crores)

		Quarter ended 30.06.2010	Quarter ended 30.06.2009	Twelve months ended 31.03.2010
GROSS INCOME		7172.15	6268.70	26862.98
NET SALES	(1)	4816.63	4147.58	18153.19
OTHER OPERATING INCOME	(2)	30.71	50.24	229.05
NET INCOME (1+2)	(3)	4847.34	4197.82	18382.24
EXPENDITURE				
a) (Increase) / decrease in stock-in-trade and work in progress		(99.78)	58.33	175.24
b) Consumption of raw materials		1568.53	1245.21	5797.96
c) Purchase of traded goods		322.38	217.77	998.20
d) Employees cost		341.92	282.16	1002.77
e) Depreciation		159.68	151.59	608.71
f) Other expenditure		1077.20	1007.02	4105.02
g) Total	(4)	3369.93	2962.08	12687.90
PROFIT FROM OPERATIONS BEFORE OTHER INCOME AND INTEREST (3-4)	(5)	1477.41	1235.74	5694.34
OTHER INCOME	(6)	98.48	87.57	374.33
PROFIT BEFORE INTEREST (5+6)	(7)	1575.89	1323.31	6068.67
INTEREST (Net)	(8)	5.80	5.84	53.36
PROFIT AFTER INTEREST AND BEFORE TAX (7-8)	(9)	1570.09	1317.47	6015.31
TAX EXPENSE	(10)	499.78	438.77	1954.31
NET PROFIT AFTER TAX (9-10)	(11)	1070.31	878.70	4061.00
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1/- each)	(12)	381.82	377.44	381.82
RESERVES EXCLUDING REVALUATION RESERVES	(13)			13628.17
EARNINGS PER SHARE (Rs.)	(14)			
- Basic (Rs.)		2.80	2.33	10.73
- Diluted (Rs.)		2.77	2.32	10.62
PUBLIC SHAREHOLDING	(15)			
- NUMBER OF SHARES		3804231426	3756104288	3803475806
- PERCENTAGE OF SHAREHOLDING		99.63	99.52	99.61
PROMOTERS AND PROMOTER GROUP SHAREHOLDING	(16)	Nil	Nil	Nil
a) Pledged / Encumbered		N.A.	N.A.	N.A.
b) Non - encumbered		N.A.	N.A.	N.A.

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 22nd July, 2010.

(ii) Figures for the previous quarter are re-arranged, wherever necessary, to conform to the figures for the current quarter. The Company does not have any Exceptional or Extraordinary item to report for the above periods.

(iii) Gross Income comprises Gross sales / Income from operations, Other Operating Income and Other Income.

(iv) Gross Income includes Rs. 2226.33 Crores for the quarter ended 30th June, 2010 being Excise Duties, and Taxes on Sales of Services. (Corresponding previous quarter ended 30th June 2009 - Rs. 1983.31 Crores).

(v) The launch and rollout costs of the Company's brands 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia' covering the range of personal care products of soaps, shampoos, conditioners and shower gels, and the continuing significant brand building costs of the Foods business are reflected under 'Other Expenditure' stated above and in Segment Results under 'FMCG-Others'.

(vi) The Board of Directors of the Company at its meeting held on 18th June, 2010 recommended for the approval of the Members at the 99th Annual General Meeting convened on 23rd July, 2010, issue of Bonus Shares in the proportion of 1 (One) Bonus Share of Re. 1/-each for every existing 1 (One) fully paid-up Ordinary Share of Re 1/- each.

(vii) During the quarter, no investor complaint was received. There were no complaints pending at the beginning of the quarter.

(viii) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter ended 30th June, 2010 which needs to be explained.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter ended 30th June, 2010

	Quarter ended 30.06.2010	Quarter ended 30.06.2009	Twelve months ended 31.03.2010
1. Segment Revenue			
a) FMCG - Cigarettes - Gross	4669.74	4160.56	17283.03
- Net	2483.62	2210.21	9321.15
- Others - Gross	1005.63	759.39	3641.68
- Net	1001.38	757.54	3633.90
Total FMCG - Gross	**5675.37**	**4919.95**	**20924.71**
- Net	**3485.00**	**2967.75**	**12955.05**
b) Hotels - Gross	225.13	185.74	910.81
- Net	209.92	172.81	850.71
c) Agri Business - Gross	1349.80	940.61	3862.14
- Net	1349.80	940.61	3862.14
d) Paperboards, Paper & Packaging - Gross	829.12	730.59	3233.61
- Net	793.71	702.62	3107.79
Total - Gross	**8079.42**	**6776.89**	**28931.27**
- Net	**5838.43**	**4783.79**	**20775.69**
Less : Inter-segment revenue - Gross	1036.46	646.00	2671.67
- Net	1021.80	636.21	2622.50
Gross sales / Income from operations	**7042.96**	**6130.89**	**26259.60**
Net sales / Income from operations	**4816.63**	**4147.58**	**18153.19**
2. Segment Results			
a) FMCG - Cigarettes	1304.98	1125.39	4938.12
- Others	(89.25)	(99.77)	(349.51)
Total FMCG	**1215.73**	**1025.62**	**4588.61**
b) Hotels	38.52	30.59	216.64
c) Agri Business	123.10	99.89	436.36
d) Paperboards, Paper & Packaging	188.46	127.81	684.26
Total	**1565.81**	**1283.91**	**5925.87**
Less : i) Interest (Net)	5.80	5.84	53.36
ii) Other un-allocable income net of un-allocable expenditure	(10.08)	(39.40)	(142.80)
Profit Before Tax	**1570.09**	**1317.47**	**6015.31**
Tax Expense	499.78	438.77	1954.31
Profit After Tax	**1070.31**	**878.70**	**4061.00**
3. Capital Employed			
a) FMCG - Cigarettes *	3031.55	2632.15	2997.50
- Others	1888.05	1928.92	1719.05
Total FMCG	**4919.60**	**4561.07**	**4716.55**
b) Hotels	2511.14	2272.31	2457.35
c) Agri Business	1440.55	1389.03	1579.56
d) Paperboards, Paper & Packaging	3635.82	3707.29	3711.27
Total Segment Capital Employed	**12507.11**	**11929.70**	**12464.73**

* Segment Liabilities of FMCG-Cigarettes is before considering Rs. 656.81 Crores (2009 - Rs. 553.80 Crores) in respect of disputed Taxes, the recovery of which has been stayed or where States' Special Leave Petitions are pending before the Supreme Court. These have been included under 'Unallocated Corporate Liabilities'.

NOTES

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking Mixtures.
	: Others	- Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery products, Matches, Agarbattis and Personal Care products.
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging including Flexibles.
Agri Business		- Agri commodities such as rice, soya, coffee and leaf tobacco.

(3) Segment results of 'FMCG : Others' are after considering significant business development, brand building and gestation costs of Branded Packaged Foods and Personal Care Products businesses.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter are after absorbing costs relating to the strategic e-Choupal initiative.

(5) Figures for the corresponding previous quarter are re-arranged, wherever necessary, to conform to the figures of the current quarter.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 22nd July, 2010
Place : Kolkata, India

For and on behalf of the Board


Executive Director


Chairman

Deloitte
Haskins & Sells

Chartered Accountants
Bengal Intelligent Park
Building Alpha, 1st Floor
Block - EP & GP, Sector - V
Salt Lake Electronics Complex
Kolkata - 700 091
India

Tel. : +91 (33) 6612 1000
Fax : +91 (33) 6612 1001

The Board of Directors
ITC Limited
Virginia House
37 J. L. Nehru Road
Kolkata- 700071

LIMITED REVIEW REPORT

We have reviewed the accompanying statement of unaudited financial results ("the Statement") of ITC Limited for the quarter ended 30th June, 2010. This Statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity,* issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Statement prepared in accordance with the accounting standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies has not disclosed the information required to be

Deloitte Haskins & Sells

Chartered Accountants
Bengal Intelligent Park
Building Alpha, 1st Floor
Block - EP & GP, Sector - V
Salt Lake Electronics Complex
Kolkata - 700 091
India

Tel. : +91 (33) 6612 1000
Fax : +91 (33) 6612 1001

disclosed in terms of Clause 41 of the Listing Agreements with stock exchanges including the manner in which it is to be disclosed, or that it contains any material misstatement.

Further, we also report that we have traced the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Management.

For Deloitte Haskins & Sells
Chartered Accountants
(Registration No. 302009E)



P.R. Ramesh
Partner
Membership No. 70928

Place: Kolkata
Date: 22nd July, 2010



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

22nd July, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the Quarter ended 30th June, 2010

Further to our letter dated 22nd July, 2010 forwarding the Unaudited Financial Results of the Company for the Quarter 30th June, 2010, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.



ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

July 22, 2010

Financial Results for the Quarter ended 30th June, 2010

Highlights

Profits from Operations :	+19.6%
Pre-tax Profits :	+19.2%
Post Tax Profits :	+21.8%

Operating Profits from Non-Cigarette businesses grow 38% (Rs.265 crores in Jun '10 from Rs.192 crores in Jun '09).

Robust performance by Non-Cigarette FMCG businesses. Segment revenues up 32.2% with improved profitability.

Agri Business delivers strong performance with Segment revenues up 43.5% on the back of higher sales of Soya, Leaf Tobacco and Wheat.

Recovery continues in the Hotels segment with revenues and profits growing by 21% and 26% respectively.

Strong showing by Paperboards, Paper and Packaging businesses, leveraging recent investments in Paper and Pulp capacities. Segment revenues and profits up 13% and 48% respectively.

ITC completes a 100 years on August 24, 2010.

The Company posted an impressive performance during the quarter with healthy topline growth and high quality earnings. Net Turnover at Rs. 4817 crores grew by 16% driven by the Foods, Personal Care, Agri and Cigarette businesses. Pre-tax profits increased by 19.2% to Rs.1570 crores while Post-tax profits at Rs.1070 crores registered a growth of 21.8%. Earnings Per Share for the quarter stood at Rs. 2.80.

FMCG – Cigarettes

The Company's relentless focus on providing world-class products to consumers enabled it to sustain its leadership position in the industry. Innovation and consumer centricity have enabled the business to deliver superior value through its brand portfolio of well crafted blends, contemporary packaging styles and use of state-of-the-art manufacturing technology. Several initiatives across the brand portfolio in terms of pack modernization, improvement in smoke profile and introduction of new brands and variants such as 'Lucky Strike', 'Classic Menthol Rush', 'Gold Flake SLK' during the quarter have bolstered the Company's market standing in the premium categories and improved overall market share. The business is also test marketing its products in the new 'micro filter' segment (length not exceeding 60mm). On the manufacturing front, the business commenced operations at its new facility in Ranjangaon, Pune. Investments continued to be made towards enhancement of quality, productivity and variety.

The cause for concern, however, remains the severe taxation and regulatory milieu for cigarettes in India. The already high and punitive tax incidence on cigarettes in India was further exacerbated with a steep increase of 17% in excise duties in the Union Budget 2010, increases in VAT rates and new Entry Tax imposts by several States. Consequently, industry volumes have come under severe pressure.

The vacuum created by the exit of the popular low priced micros and plain non-filter cigarettes (in the wake of the heavy imposition of excise duties in 2008) provided the headroom for tax-evaded cigarettes to enter the market in a big way. These tax-evaded cigarettes sell in the market at prices that do not even cover the cost of taxes payable thereon. Such cigarettes, estimated to constitute

more than 8% of the Indian market, not only deprive the legitimate industry of revenues and profits that it rightfully deserves but also deny the Exchequer of its fair share of taxes. It is imperative that the authorities strengthen enforcement to eliminate this fast growing illegal industry.

The cigarette industry continues to be impacted by the graphic statutory warnings on retail packages of tobacco. Such graphic warnings, which are more impactful on cigarettes than on other forms of tobacco by virtue of the design specifications, have placed cigarettes in a disadvantageous position. Such regulations and others like the ban on smoking in public places together with the high incidence of tax on cigarettes encourage consumers to shift to cheaper and lightly taxed tobacco products.

Despite the current challenging market conditions, the Company remains confident of leveraging its internationally benchmarked product quality, the resilience of its brands and the superiority of its competitive strategies to retain its leadership position in the industry.

Branded Packaged Foods

The Branded Packaged Foods business continued to expand with sales growing by 34% during the quarter. Improved realisations, richer product mix and active cost management across the supply chain resulted in enhanced value capture.

The 'Bingo!' range of potato chips and finger snacks continued to gain consumer franchise with strong growth in revenues. The exciting range of variants was further augmented with the launch of 'Oye Pudina' during the quarter. Clutter-breaking advertising and brand promotions continue to maintain buzz around the brand.

Sales of 'Sunfeast' biscuits grew by 43% during the quarter alongwith product mix improvement, with sales of value-added variants of cookies and creams growing significantly.

In the Staples category, 'Aashirvaad' atta consolidated its leadership position with sales growing by 21% on the back of improved realisations and higher

volumes. Confectionery category revenues grew by 25% supported by the launch of an orange variant of 'mint-O Gol' and increasing consumer franchise for Eclairs and Lactos.

The business is investing in manufacturing and distribution infrastructure to support larger scale in view of the growing demand for its products. The business continues to focus on supply chain improvements to enhance product freshness, market servicing and margins.

Personal Care Products

The Personal Care business continued to make significant progress in gaining consumer franchise with revenues growing by 86% during the quarter. Product offerings under the 'Essenza Di Wills', 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia' brands continue to focus on enhancing consumer benefits.

The business made a foray into the fast growing and relatively under-penetrated domestic skin care market with the launch of 'Vivel Active Fair Cream' in June 2010 in select markets. The product, with its unique "Fairness Lock System" seeks to deliver superior consumer benefits in the form of faster and longer-lasting fairness and higher levels of sun protection. It has a SPF 15 sun protection rating.

The business sustained its impressive growth in the Soaps category achieving a volume market share of 5%. Product portfolio was enlarged with new offerings in the freshness segment with the launch of 'Vivel Deo Spirit'.

Currently, brands 'Vivel' and 'Superia' are each estimated to be more than Rs 200 crores per annum in terms of consumer spend.

The business is investing in building a strong portfolio of products and brands through well-defined research and development strategies backed by the Company's state-of-the-art R&D Centre. It is also continuously enhancing the quality of engagement with consumers through efficient deployment of media, direct contact and promotional activities across conventional and new age consumer connect avenues.

The business continues to leverage investments in tax-exempt manufacturing facilities at Haridwar (Uttarakhand) and Manpura (Himachal Pradesh). Apart from fiscal benefits that will accrue on such investments, these facilities will provide a higher degree of flexibility in manufacturing and ensure the highest standards of product quality.

Education & Stationery Products

The Education & Stationery Products business registered a robust revenue growth of 30% during the quarter. The business continues to consolidate its market leadership position in the notebook segment while the recent additions in scholastic range are gaining traction.

The business continues to leverage its association with youth icons Yuvraj Singh and Soha Ali Khan - brand ambassadors for the 'Classmate' range of products. This intervention has enhanced the level of consumer awareness of Classmate's growing product basket beyond its flagship category of notebooks, namely pens, pencils, geometry boxes, markers, highlighters, copier paper, etc.

The business continues to promote 'Paperkraft', its executive and office supplies stationery brand. Working in tandem with the Paperboards & Specialty Paper Division (PSPD), the business has positioned 'Paperkraft' as the finest green paper for business applications viz. copy-scan-print-fax. Paperkraft's green credentials are supported, among other factors, by the Company's membership of the prestigious Global Forest & Trade Network, an international initiative of the WWF (World Wide Fund for Nature) and the Company's social forestry programme.

Hotels

The incipient recovery of the Hotels sector witnessed in the latter part of 2009/10 showed further signs of improvement during the quarter with improved levels of foreign tourist arrivals and domestic travel. The relatively improved business conditions were manifest in the performance of the segment with revenues growing by 21% and segment profits by 26%.

The ITC Royal Gardenia, a 292 room luxury offering in Bengaluru launched in October 2009, is the largest LEED (Leadership in Energy and Environmental Design) Platinum rated hotel in the world and the first in Asia to achieve this distinction. The hotel has successfully occupied the niche position of 'Responsible Luxury'.

Construction activities of the new super luxury properties at Chennai and Kolkata are progressing satisfactorily. In addition, several renovation programmes are underway including addition of a new shopping arcade and room renovations at the ITC Mughal in Agra and renovation of the 'Dum Pukht' restaurant in ITC Maurya, New Delhi. Several new projects including joint ventures and management contracts are also on the anvil to rapidly scale up the business across target market segments.

Paperboards, Specialty Papers & Packaging

The business posted an impressive performance during the quarter with segment revenues growing by 13%. Segment results grew at a faster pace of 48% driven by a combination of product mix enrichment, higher realisations and enhanced value capture through in-house pulp production.

The business continued to leverage its integrated business model - access to high-quality fibre from the economic vicinity of the Bhadrachalam mill, in-house pulp mill and state-of-the-art manufacturing facilities on the one hand and a robust forward linkage with the Education and Stationery Products business on the other – to further consolidate its leadership status in the Indian Paper and Paperboards industry. In order to sustain its pre-eminent position in the Paperboards segment, investment in a state-of-the-art machine is underway which is expected to be operational by early 2012.

The Packaging and Printing business continues to provide strategic sourcing support to the Cigarette, Foods and Personal Care businesses. The business also leveraged its state-of-the-art investments in flexibles and carton lines to deliver value added packaging to key customers in the consumer electronics and FMCG industries. Sales to external customers registered robust growth.

Investments in a new carton line are underway to cater to the growing demand in this segment.

Agri Business

During the quarter, the Agri business posted a robust performance recording a revenue growth of 44% on the back of increased sales of soya, leaf tobacco and wheat. The business continues to provide strategic sourcing support to the Company's Cigarette and Branded Packaged Foods business by ensuring high quality supplies. Construction activity of the new green leaf threshing facility in Karnataka is progressing satisfactorily.

Contribution to Sustainable Development

The Company, foreseeing the unprecedented threat to sustainable development as a consequence of societal challenges arising out of poverty, environmental degradation and climate change, has vigorously pursued a conscious strategy to align its businesses to serve a larger societal purpose. Unique business models have been crafted to synergistically deliver economic, environmental and social value. The Company continues to sustain its unique position as the only company in the world to be 'carbon positive', 'water positive' and 'solid waste recycling positive'.

ITC's recycling initiative - christened 'Wealth Out of Waste' (WOW) - has been internationally recognised by Bureau of International Recycling. WOW reaches out to schools, institutions and homes through awareness building and source segregation of waste. There are over 100 corporates supporting WOW and more than three lakh households across southern India participating in the initiative. In order to inculcate the habit of source segregation among young children, WOW is spreading the idea of recycling in schools and the immediate plan is to cover at least two lakh school children during the year 2010-11 across southern India. ITC has initiated commemorating 1st July as National Recycling Day to create larger awareness of the importance of recycling.

The Company continued to enlarge its social sector footprint by expanding to newer districts during the period. It continued to focus on the three main areas of interventions under Mission Sunehra Kal: (a) natural resource management, which includes wasteland, watershed and agriculture development (b) sustainable livelihoods, comprising women's economic empowerment and genetic improvement in livestock and (c) community development, with focus on primary education and health and sanitation. ITC is currently running social development projects in 55 districts spread over the states of Andhra Pradesh, Kerala, Karnataka, Tamil Nadu, Orissa, West Bengal, Bihar, Uttar Pradesh, Maharashtra, Madhya Pradesh and Rajasthan.

The pioneering initiative of social development projects including watershed development, Social Forestry Programmes, Soil & Moisture conservation programmes is designed to assist farmers in identified moisture-stressed districts, preservation of precious topsoil for agriculture and group irrigation projects. The households covered under the Social Forestry Programme continue to reap the benefits derived from cut plantations during the period. Towards improving the income earning capability of the farming community, Sustainable Agricultural Practices were continued with the promotion of organic fertiliser units through vermi-composting and NADEP technologies. Several varieties of paddy, gram and wheat have been tested in 474 field demonstrations leading to participative selection of higher productive strains by farmers. Similarly, the Sustainable Livelihoods initiative of the Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, the programme for genetic improvement of cattle through artificial insemination to produce high-yielding crossbred progenies has been given special emphasis and has the potential to pull them out of poverty. Integrated animal husbandry services addressed the needs of problem breeders, vaccines, feed additives and awareness drives. The initiative for the economic empowerment of women also continued apace with gainful employment being provided either in micro-enterprises or through self-employment with the support of income generation loans.

The Company's social sector footprint can be viewed at a glance in the following chart:

Intervention Areas	Unit of Measurement	Q1 2010-11 (Cumulative Achievement)
Total Districts Covered	Number	55
Social and Farm Forestry		
Area Planted	Hectare	107,521
Employment Generation	Million Persondays	48.38
Soil Moisture Conservation Programme		
Area Covered	Hectare	54,615
Sustainable Agricultural Practices		
Organic Fertiliser units	Number	13,506
Sustainable Livelihoods Initiative		
Cattle Development Centres	Number	164
Animal Husbandry Services	Milch Animals	441,297
Economic Employment of Women		
SHG Members	Persons	14,278
Women Entrepreneurs	Persons	29,695
Primary Education		
Beneficiaries	Children	228,872
Health and Sanitation		
Low Cost Sanitary Units	Number	2,937

The Board of Directors, at its meeting in Kolkata on 22nd July 2010, approved the financial results for the quarter ended 30th June 2010, which are enclosed.



(Nazeeb Arif)
Vice President
Corporate Communications